Mail Stop 4561

October 30, 2008

Hans S. Weger
Chief Financial Officer
LaSalle Hotel Properties
3 Bethesda Metro Center
Suite 1200
Bethesda, MD 20814

> **Re:** **LaSalle Hotel Properties**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed February 21, 2008**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2008**
> **Filed April 23, 2008**
> **Definitive Proxy Statement**
> **Filed March 5, 2008**
> **File No. 001-14045**

Dear Mr. Weger:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief